November 15, 2002

PAN AMERICAN AND CORNER BAY EXTEND MERGER CLOSING DATE

(Vancouver, British Columbia and Toronto, Ontario).....Pan American Silver Corp (Nasdaq – PAAS; TSX – PAA) and Corner Bay Silver Inc. (TSX – BAY) announce that they have extended the date for closing of the Plan of Arrangement to merge the two companies as described in their earlier news release dated June 19, 2002. The closing date has been extended until December 17th to allow for the fulfilling of the underlying conditions required to close. The companies are encouraged by recent progress in Corner Bay's efforts to procure water for the Alamo Dorado project in Mexico.

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Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American/Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American/Corner Bay's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.